EXHIBIT 4.2
CERTIFICATE OF AMENDMENT OF
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
CYPRESS BIOSCIENCE, INC.
     Cypress Bioscience, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:
     One: The name of this corporation is Cypress Bioscience, Inc. and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was October 21, 1981 under the name Immune Response Systems, Inc. The Certificate of Incorporation was subsequently amended and restated on April 18, 1996 under the name IMRÉ Corporation and was subsequently amended on September 16, 1999, March 9, 2001 and amended and restated on September 22, 2003 (collectively, the “Certificate of Incorporation”).
     Two: The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Company’s Certificate of Incorporation as follows:
Section A of Article IV shall be amended and restated to read in its entirety as follows:
This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 105,000,000 shares. 90,000,000 shares shall be Common Stock, each having a par value of $.001. 15,000,000 shares shall be Preferred Stock, each having a par value of $.001.
     Three: Thereafter pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     In Witness Whereof, the Company has caused this Certificate of Amendment to be signed by its Executive Vice President, Chief Operating Officer and Chief Financial Officer this 15th day of June 2009.

Cypress Bioscience, Inc.
By:	/s/ Sabrina Martucci-Johnson
Sabrina Martucci-Johnson
Executive Vice President, Chief Operating Officer and Chief Financial Officer